FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004.

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Signatures
Exhibit Index
PRESS RELEASE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Alan D. Horn

Alan D. Horn
Vice President, Finance and Chief Financial Officer

Date: June 16, 2004

Exhibit Index

Exhibit Number	Description
99.1	The following press release dated June 16, 2004 for Rogers Communications Inc. announces that it has closed the issuance of 9,541,985 Class B Non-Voting shares (the “Shares”) to RBC Capital Markets. The Shares were sold on a “bought deal” basis at a price of C$26.20 per Share for net proceeds, excluding expenses, of approximately C$240 million.